UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2025

Weibin Yan
Chief Executive Officer
Origin Agritech Limited
Origin R&D Center, Shuangbutou Village
Xushuang Road, Songzhuang Town, Tongzhou District
Beijing, China 101119

Re: Origin Agritech Limited
Amendment No. 1 to Registration Statement on Form F-3
Filed June 30, 2025
File No. 333-277955

Dear Weibin Yan:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-3 filed June 30, 2025

Cover Page

1. We note your disclosure that "[t]he public company, Origin Agritech Limited, referred to as Origin Agritech, in which investors hold shares, is a holding company incorporated in the British Virgin Islands," and "[i]nvestors in our ordinary shares are purchasing an equity interest in a British Virgin Islands holding company, which in turn has equity interests in some of its subsidiaries in China and a contractual arrangements with owners of the VIEs through another entity." You also disclose that "[i]nvestors in the BVI holding company may never have a direct ownership interest in the part of the business that is conducted by the VIEs." Please revise to also disclose that you are not a Chinese operating company, and that investors may never hold equity interests in the Chinese operating company. Please also provide a cross

reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. We note your disclosure that "[w]e believe we have all required operational and securities issuance approvals to operate our business and to be able to issue securities to investors, based on our consultations with King & Wood Mallesons, our counsel in the PRC, and in particular the requirements to comply with the China Securities Regulatory Commission ('CSRC') and the Cyperspace Administration of China ('CAC')." Please file the consent of King & Wood Mallesons as an exhibit to your registration statement.

Prospectus Summary
VIE Structure Evaluation, page 9

3. Please revise your disclosure to describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements.

Risk Factor Summary
Risks Relating to Doing Business in the PRC, page 16

4. We note your disclosure that the summary risks "are discussed more fully in the section titled 'Item 3. Key Information – Item 3.D. Risk Factors' in [y]our 2023 Annual Report, which is incorporated in this prospectus by reference." Please revise to reference your most current annual report, and to the extent that any of the summary risk factors are included in this registration statement, please revise this section to include appropriate cross-references to the more detailed discussion of these risks in the prospectus.

Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Andrew D. Hudders, Esq.